UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

SIBERIAN ENERGY GROUP INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

825726201
(CUSIP Number)

Elena Pochapski
275 Madison Ave, 6th Floor
New York, NY 10016
Telephone: (212) 828-3011

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2009 by Elena Pochapski (the “Schedule 13-D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13-D. Except as expressly amended and supplemented by this Amendment, the Schedule 13-D is not amended or supplemented in any respect.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Elena Pochapski

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Canada

| 7 | Sole Voting Power (see Item 3 and Item 5 below)
3,096,655
Number of
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
(a) Shares of common stock: 3,096,655
(b) Shares of common stock issuable in connection with the exercise of options: 600,000

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
(a) Total shares (not including those described in Section 11(b)): 3,096,655
(b) Total shares of common stock issuable in connection with the exercise of warrants and options: 600,000

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11) (see Item 3 and Item 5)

Common stock (including options described in Section 11(b) above) which the Reporting Person is able to vote based on all voting shares outstanding: 8.7% of the Company’s common stock, assuming the outstanding options which she holds are exercised.

| 14 |	Type of Reporting Person
IN

Item 3. Source of Amount of Funds or Other Compensation

In October 2010, the Company entered into Debt Conversion Agreements with nine (9) creditors of the Company including Ms. Pochapski, the Company’s Chief Financial Officer and Director, who converted $298,832 owed to her by the Company into 2,716,655 shares of restricted common stock at the rate of one share for each $0.11 of debt converted (the “Conversion”).  The Conversion price of $0.11 per share was calculated based on the average market price of the Company’s common stock on the Over-The-Counter Bulletin Board for the six months prior to September 30, 2010.

Item 5. Interest in Securities of the Issuer

(a)
Ms. Pochapski beneficially owns 3,096,655 shares of common stock (which includes 30,000 shares which she beneficially owns through her child) and options to purchase an aggregate of 600,000 shares of the Company’s common stock representing 7.4% of the Company’s currently outstanding shares and 8.7% of the Company’s outstanding shares assuming the exercise of all options held by Ms. Pochapski.

(b)
Ms. Pochapski holds the rights to vote 3,096,655 shares of common stock (which includes 30,000 shares which she beneficially owns through her minor child) representing 7.4% of the Company’s total voting shares.

(c)	N/A.

(d)
No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 3,096,655 shares of common stock or the 600,000 options beneficially owned by Ms. Pochapski.

(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2010

By:	/s/ Elena Pochapski
Elena Pochapski